UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

14th Floor - 1040 W Georgia St., Vancouver, BC, V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2022
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2022
99.3	Certification of Interim Filings – Full Certificate – CEO
99.4	Certification of Interim Filings – Full Certificate – CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: August 15, 2022	By:	/s/ M Peters
	By:	Mark Peters
	Title:	Chief Financial Officer

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